LONE STAR INDUSTRIES, INC.
 CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (Unaudited)
 (In Thousands)




                          Successor
                           Company             Predecessor Company

                          For the TFor the ThreFor the Three   For the Six
                          Months EnMonths Ended Months Ended Months Ended June 30, March 31, 19June 30, 1993 June 30, 1993

 Retained earnings, beginn   $  -    ($187,896)    ($166,356)     ($151,856)

 Net income (loss)           7,914     (23,118)      (28,287)       (42,787)

 Retained earnings (accumu   7,914    (211,014)     (194,643)      (194,643)

 Elimination of accumulate    -        211,014       -              -

 Retained earnings, end of  $7,914    $   -        ($194,643)     ($194,643)

































The accompanying Notes to Unaudited Consolidated Financial Statements are an integral part of the Financial Statements.